■ EXHIBIT 99.1
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: POSCO Australia (Cayman) GP Limited
— Total Asset (KRW): 19,936,000
— Total Equity (KRW): 19,936,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 19,936,000
— Purpose of the company: Management of POSCO Australia (Cayman) LP
2. Name of Company Group: POSCO
3. Reason for Addition:	Incorporation of a new corporation by POSCO Australia Pty Ltd., which acquired 100% of total shares of POSCO Australia (Cayman) GP Limited
4. Total number of affiliated companies after additional affiliation: 93
5. Date of Addition: April 24, 2008
6. Others
— The above amount is applied with the exchange rate on April 24, 2008 (~~W~~/U$: 996.80).
— Date of Addition is based on the date of money being paid.
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: POSCO Australia (Cayman) Limited Partnership
— Total Asset (KRW): —
— Total Equity (KRW): —
— Total Liabilities (KRW): —
— Total Capital (KRW): —
— Purpose of the company: investment in Manganese mine in South Africa with Pallinghurst
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation by POSCO Australia (Cayman) GP Limited
4. Total number of affiliated companies after additional affiliation: 94
5. Date of Addition: April 24, 2008
6. Others
— POSCO Australia Pty Ltd. is planning to invest $200 million in mining or acquiring shares of mining companies with Pallinghurst through the above company.